Shore Buddies investor digest

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05/31/2022 - Shore Buddies investor digest - We are now available in Germany 🌟🌍🐢

05/15/2022 - Shore Buddies - Why not invest today?

05/11/2022 - Shore Buddies investor digest - Invest Now to help us with first fund draw 🌍🐬💰

05/04/2022 - Shore Buddies investor digest - Invest Now 🌍🐬💰

04/27/2022 - Shore Buddies investor digest - WeFunder live - Less than $60,000 in early bird packages left 🌍🐬💰

04/23/2022 - Shore Buddies investor digest - Earth Day Everyday 🌍🐬💰

04/11/2022 - Shore Buddies investor digest 4/11/22 🐬💰

04/04/2022 - Shore Buddies investor digest 4/4/22 💙🐬🐢🌍💰♻️

02/06/2022 - Shore Buddies investor digest 2/6/22 💙🐬🐢🌍💰♻️

12/12/2021 - Shore Buddies investor digest 12/12/21 🎅💙🐬🌍💰♻️

09/27/2021 - Shore Buddies investor digest 9/27/21 💙🐬🌍💰♻️

08/23/2021 - Shore Buddies investor digest 8/23/21 💙🐬🌍💰♻️

07/27/2021 - Shore Buddies investor digest 7/26/21 💙🐬🌍💰♻️

07/26/2021 - Shore Buddies investor digest 7/26/21 💙🐬🌍💰♻️



- Shore Buddies -
Give the Ocean a Hug!

Our mission is to bring Sustainability into play, to keep Plastics out of the Ocean.

Aloha <<First Name>>,

Here is the latest from the Shore Buddies investment front. Our WeFunder just passed $30,000.- !!!



Video Newsletter

Click to invest

Update Brief:

- London Distoy was a huge success
  - Lots of interest from Distributors from all around the World

- Products are shipped to distributor on 5/31
- Products already launched in Germany on May 31st in Malte's hometown in Kassel, Germany
  - Huge PR interest!!
  - Coverage by nationwide German TV station
- WeFunder at $30,000

- HELP us to get this campaign over $50k asap for us to withdraw funds for working capital
  - Invest now!

Further campaign Schedule

- After $50k raised, we will:
  - Withdraw funds
  - Inventory order
  - Share with all Shore Buddies online customers (10k email subscribers)
- After $75k raised, we will:
  - Share with Shore Buddies Social Media audience
- After $100k raised, we will:
  - PR campaign through media
  - 2nd draw of funds
  - Online Sales acceleration will begin
- After $150k raised, we will:
  - 3rd and final draw of funds
  - Campaign success!!! Paaaarty!
  - PR and marketing campaign to launch
  - Inventory order

Click to invest











What our Investors say:

David

Many reasons. He has the passion for using education to solve the ocean plastic problem, he has the educational background showing his competencies, and he has experience and has already developed products, solved issues and made sales. He is reliable, positive and tireless

$5,500

Great cause. Also I liked the presentation at Eureka Hub this past weekend. Nice chatting with you afterwards. Keep pushing forward.

s sending

$2,000

Talked to Matte at San Diego Innovation Day and like is mission.

$1,500

N

We are investing on behalf of our daughters Asha and Diya. Asha is very passionate about reducing plastic waste in the ocean.

sending

$1,500

I believe in the cause and I believe in MACLE!

The Deal:

Social Impact Investment

*Seeking **$150,000** Revenue Shore Investment*

Opportunity:

Type: **Revenue Based Funding** *(RBF)*
Amount: **$150,000**

Rev-Share: **6.9%**
ROI: **2x**
Period: **36 months**
IRR: **40%**

https://wefunder.com/shorebuddies

Use of Funds:



Sales 20.0%
Inventory 50.0%
Marketing & PR 15.0%
Working Cap 15.0%



Revenue Based Funding
Amortization Schedule



ROI Example on $25,000 investment

Click to invest

Impressions from the field








Schedule a meeting with Malte

Shore Buddies WeFunder Campaign

wefunder.com/shorebuddies

Contact:

Malte Niebelschuetz

malte@shore-buddies.com

+1.858.436.4313

All previous newsletters can be found here: ARCHIVE

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Shore Buddies are stuffed animals made from recycled material with an educational mission.

Our mission is to bring sustainability into play to keep plastics out of the oceans.

With every product purchase we donate part of the proceeds to non-profit organizations protecting our oceans, beaches, coastlines and marine life.

 

Copyright © 2022 Shore Buddies, All rights reserved.

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